Adopted and confirmed as By-Law  "A" of Points.com Inc.  a corporation formed by the amalgamation of Points Intentional Ltd. and Points.com Inc. on January 1, 2022.

POINTS INTERNATIONAL LTD.

BY-LAW "A"

(Effective November 10, 2004)

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of POINTS INTERNATIONAL LTD. (hereinafter called the "Corporation") as follows:

1. All of the by-laws of the Corporation heretofore in force are hereby repealed without prejudice to any action heretofore taken thereunder.

2. The numbers designating the by-laws hereby repealed may be allocated to any by-laws of the Corporation hereafter enacted by the directors of the Corporation.

PASSED by the directors of the Corporation on April 22, 2004.

CONFIRMED by the shareholders of the Corporation on June 24, 2004.